UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1 to Schedule 13D)

Tender Offer Statement under Section 14(d)(1) or
13(e)(1) of the Securities Exchange Act of 1934

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Southeast Airport Group)
(Name of Subject Company (issuer))

Agrupación Aeroportuaria Internacional II, S.A. de C.V.
Agrupación Aeroportuaria Internacional I, S.A. de C.V.
Fernando Chico Pardo
(Names of Filing Persons (Offeror))

Series B Shares and American Depositary Shares
(Each ADS Representing ten Series B Shares)
(Title of Class of Securities)

40051E202
(CUSIP Number of Class of Securities)

Fernando Chico Pardo
c/o Promecap, S.C.
Bosque de Alisos No. 47A-3, Bosques de las Lomas
CP 05120, Mexico, D.F., Mexico
+52 55 1105 0800

With a copy to:

Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735
Attention: Roland Hlawaty
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
661,796,087.15	20,317.14

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The transaction value is calculated by multiplying (x) 127,950,001, which is the number of series B shares (“Series B Shares”) of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“Asur”) (including Series B Shares represented by American Depositary Shares (“ADSs”)) subject to the U.S. tender offer, by (y) the tender offer price of Mexican pesos 56.00 in cash for each Series B Share, converted into U.S. dollars based on the “Tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana” exchange rate between Mexican pesos and U.S. dollars of Ps. $10.8269 to U.S. $1.00 reported by Banco de México on May 9, 2007.

**	The amount of the filing fee is calculated in accordance with Rule 0-11(d) of the Securities Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007, and is derived by multiplying the transaction valuation by 0.00003070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☑  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Schedule TO is being filed in connection with a tender offer in the United States (the “U.S. Offer”) by Agrupación Aeroportuaria Internacional II, S.A. de C.V., a sociedad anónima de capital variable formed under the laws of the United Mexican States (“Purchaser”) to purchase an aggregate of 127,950,001 of the outstanding Series B Shares, including by purchase of ADSs, each ADS representing 10 Series B Shares, at the U.S. dollar equivalent of Ps. 560.00 per ADS held by all ADS holders and at the U.S. dollar equivalent of Ps. 56.00 per Series B Share for Series B Shares held by persons who are not Mexican residents, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated May 14, 2007, and the related ADS Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Simultaneously with the U.S. Offer, Purchaser is offering in Mexico to purchase 127,950,001 of the outstanding Series B Shares of Asur for the same price and on substantially the same terms as the Series B Shares and ADSs in the U.S. Offer (the “Mexican Offer”, and collectively with the U.S. Offer, the “Offers”). In the aggregate, Purchaser is offering to purchase no more than 127,950,001 Series B Shares (including by purchase of ADSs, each ADS representing 10 Series B Shares) in the Offers.

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, the information set forth in the entire U.S. Offer to Purchase (including the exhibits and annexes attached thereto), is incorporated by reference into this Schedule TO.

Item 12.	Exhibits.

(a)(1)(i)	U.S. Offer to Purchase, dated May 14, 2007.
(a)(1)(ii)	Form of ADS Letter of Transmittal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(ii)	Form of Letter to Clients.
(a)(5)(iii)	Notice of Guaranteed Delivery.
(a)(5)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(v)	Advertisement, dated May 14, 2007, published in The Wall Street Journal.
(b)	Acquisition Facility Commitment Letter, dated as of May 10, 2007 by and among Fernando Chico Pardo and Citigroup Global Markets Inc.
(d)(i)	De-Merger Letter Agreement, dated as of March 29, 2007, by and among Fernando Chico Pardo and Copenhagen Airports A/S*.
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo on April 9, 2007.

Item 13.	Information Required by Schedule 13E — 3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: May 14, 2007
FERNANDO CHICO PARDO

/s/  Fernando Chico Pardo

AGRUPACIÓN AEROPORTUARIA
INTERNACIONAL II, S.A. DE C.V

By:	/s/ Fernando Chico Pardo
Name: Fernando Chico Pardo
Title: Attorney in fact

AGRUPACIÓN AEROPORTUARIA
INTERNACIONAL I, S.A. DE C.V

By:	/s/ Fernando Chico Pardo
Name: Fernando Chico Pardo
Title: Attorney in fact

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated May 14, 2007.
(a)(1)(ii)	Form of ADS Letter of Transmittal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(ii)	Form of Letter to Clients.
(a)(5)(iii)	Notice of Guaranteed Delivery.
(a)(5)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(v)	Advertisement, dated May 14, 2007, published in The Wall Street Journal.
(b)	Acquisition Facility Commitment Letter, dated as of May 10, 2007 by and among Fernando Chico Pardo and Citigroup Global Markets Inc.
(d)(i)	De-Merger Letter Agreement, dated as of March 29, 2007, by and among Fernando Chico Pardo and Copenhagen Airports A/S.*
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo on April 9, 2007.

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